December 12, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (703) 329-1459

Edward M. Schulman
Senior Vice President and General Counsel
Avalonbay Communities Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, VA 22314

> **Re:** **Avalonbay Communities Inc.**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-12672**

Dear Mr. Schulman:

We have reviewed your response letter dated October 22, 2007 and have the following comment. Please respond to our comment by December 26, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We reissue comment nine from our letter dated August 21, 2007. We direct your attention to the disclosure in footnote five regarding all other compensation. It appears that the disclosure has <u>combined</u> the amounts for the car allowance, amounts contributed to 401K accounts, and dividends paid on unvested shares of restricted stock. It also appears that the disability insurance premiums were not specifically quantified. Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000. The footnote should provide the value of <u>each separate item</u>, perquisite or personal benefit required to be included in the footnote.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel